Filed pursuant to Rule 433
Registration Statement No. 333-137562
December 6, 2006
Williams Partners L.P.
Pricing Sheet
7,000,000 Common Units Representing Limited Partner Interests

Issuer:	Williams Partners L.P.
Symbol:	WPZ
Units offered:	7,000,000 common units
Greenshoe:	1,050,000 common units
Price to public:	$38.00 per common unit
Gross Proceeds:	$266,000,000
Closing date:	12/13/06
CUSIP:	96950F 10 4
Underwriters:	Lehman Brothers Inc.
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wachovia Capital Markets, LLC
Morgan Stanley & Co., Incorporated
UBS Securities LLC
A.G. Edwards & Sons, Inc.
Raymond James & Associates, Inc.
RBC Capital Markets Corporation
Stifel, Nicolaus & Company, Incorporated
We have been advised by the underwriters that, prior to purchasing the common units being offered pursuant to the prospectus supplement, between December 4, 2006 and December 6, 2006, one of the underwriters purchased, on behalf of the syndicate, 109,000 common units at an average price of $38.1949 per unit in stabilizing transactions.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 831-9146 (Citigroup), or by faxing a request to (631) 254-7268 or e-mailing a request to Monica_Castillo@adp.com (Lehman Brothers, c/o ADP Financial Services, Integrated Distribution Services).